TROUTMAN SANDERS LLP
Attorneys at Law
Bank of America Plaza
600 Peachtree Street, NE, Suite 5200
Atlanta, GA 30308-2216
404.885.3000 telephone
404.885.3900 facsimile
troutmansanders.com

June 8, 2012

BY EDGAR AND FEDEX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             JTH Holding, Inc.
Amendment No. 2 to Form 10-12G
Filed June 1, 2012
File No. 000-54660

Dear Mr. Spirgel:

On behalf of JTH Holding, Inc. (the “Company”), the undersigned has set forth below the response of the Company to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated during a telephone conference on June 6, 2012 between the Staff and the undersigned, and relating to the information included in the Exhibit Index included in Item 15 of the Company’s Registration Statement on Form 10-12G.  Based on the following response and discussions with the Staff, the Company respectfully submits that an amendment to the above-referenced Registration Statement on Form 10-12G in response to the Staff’s comment would not be appropriate.

In response to the Staff’s comment, the Company confirms that in its future filings with the Commission it will, with respect to exhibits that are designated as “previously filed” and have been incorporated by reference in its Exhibit Index, include in the narrative description of the particular exhibit under “Exhibit Description” a specific reference to the prior filing with the Commission in which such exhibit was previously filed.  Further, the Company confirms that in its future filings with the Commission it will, with respect to exhibits for which confidential treatment has been, or will be, requested, designate those exhibits accordingly to indicate that confidential treatment has been requested, that portions of the exhibits have been redacted, and that the redacted portions have been separately filed with the Commission.

*              *              *

ATLANTA    CHICAGO    HONG KONG    NEW YORK    NEWARK    NORFOLK   ORANGE COUNTY   PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

In connection with this response to the Staff’s comment, the Company acknowledges the following:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David W. Ghegan

David W. Ghegan

cc:           James J. Wheaton

General Counsel, Vice President of Legal and Governmental Affairs

JTH Holding, Inc.

Ajay Koduri

Staff Attorney, United States Securities and Exchange Commission